MAYFAIR COMPLETES PRIVATE PLACEMENT WITH KEVIN ANNETT

VANCOUVER, British Columbia, April 16, 2026 – Mayfair Gold Corp. (“Mayfair”, “Mayfair Gold” or the “Company”) (TSX-V: MFG; NYSE American: MINE) is pleased to announce that it has completed its previously announced private placement with Kevin Annett, Chief Financial Officer of the Company.

Mr. Annett acquired 58,000 common shares of the Company (the “Shares”) at a price of C$4.38 per Share for gross proceeds of C$254,040. The Company expects to use these proceeds towards advancing the Fenn-Gib gold project in Ontario. The Shares are subject to a 4-month and one day “hold period” as prescribed by applicable securities laws and the policies of the TSX Venture Exchange, expiring on August 17, 2026.

Mr. Annett is an insider of the Company (the “Insider”) and thus his acquisition of the Shares was a “related party transaction” within the meaning of that term in Multilateral Instrument 61‐101 – Protection of Minority Shareholders in Special Transactions (“MI 61‐101”). The Company is relying on the exemptions from the formal valuation requirement set out in section 5.5(a) of MI 61‐101 and the minority shareholder approval requirement set out in section 5.7(1)(a) of MI 61‐101 on the basis that, at the time the private placement was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Shares, exceeded 25% of the Company’s market capitalization. The Company did not file a material change report at least 21 days in advance of the closing as the private placement with the Insider had not been confirmed at that time.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this press release.

About Mayfair Gold

Mayfair Gold is a Canadian gold development stage company focused on advancing the 100% controlled Fenn-Gib Project in the Timmins region of Northern Ontario. The Project’s pre-feasibility study (the “PFS”) outlines the potential to develop Fenn-Gib into a new Canadian gold producer for initial development capital of C$450 million, with a base case payback period of 2.7 years and cumulative free cash flow of C$896 million over the first six years of production based on a US$3,100/oz gold price. The Company is advancing permitting activities, detailed engineering and stakeholder engagement with the goal of starting construction in 2028 with initial production in 2030. See the Company’s news release dated January 8, 2026, titled “Mayfair Delivers Robust Pre-Feasibility Study for the Fenn-Gib Gold Project” for further information.

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The scientific and technical content of this news release was reviewed, verified, and approved by Drew Anwyll, P.Eng., M.Eng., Chief Operating Officer of the Company, and a Qualified Person as defined by Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

For further information, please visit www.mayfairgold.ca or direct enquiries to:

Nicholas Campbell

CEO

Mayfair Gold Corp.

489 McDougall St

Matheson, ON P0K 1N0 Canada

+1-855-350-5600

info@mayfairgold.ca

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of United States securities legislation (collectively, “forward-looking statements”) that relate to Mayfair's current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, the expected use of proceeds and all disclosure related to the PFS, including expected commencement of construction and production. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Mayfair's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, those risk factors set out in the Company’s annual information form and Form 40-F for the financial year ended December 31, 2025 available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Mayfair undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for Mayfair to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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